Contact

www.linkedin.com/in/devin-whatley-62245716 (LinkedIn)
ecosystemintegrity.com/ (Company)

Top Skills

Venture Capital
Financial Analysis
Sustainability

Devin Whatley

Managing Partner at the Ecosystem Integrity Fund
San Francisco Bay Area

Summary

Devin Whatley is a Managing Partner at the Ecosystem Integrity Fund, where he leads deal structuring, negotiations, and fund operations, and works closely with the portfolio companies. He has been dedicated to environmental sustainability for more than 25 years and in particular the application of sustainability in technology and commerce.

Devin serves as a director on the boards of Flying Embers, EV Connect, Bluon, Synova, Complete Solar, ThinkIQ, Ride1Up, and Unagi. He is formerly a board member of KeVita, OneEnergy Renewables, Pegasus Solar, and Lumigrow, and was also a board observer at Zep Solar, CleanFund, and SynchroNet.

Devin has an MBA from Wharton and was a CFA Charterholder. He graduated Magna Cum Laude and Phi Beta Kappa from UCLA's Honors Division where he was both an Alumni Scholar and Regents' Scholar, earning a degree in East Asian Studies with a Business Emphasis.

Experience

Ecosystem Integrity Fund
Managing Partner
2010 - Present (13 years)

Sustainability-focused venture capital fund

Ride1UP
Board Member
2022 - Present (1 year)
San Diego, California, United States

Unagi Scooters
Board Member
2021 - Present (2 years)

Oakland, California, United States

ThinkIQ
Board Member
2020 - Present (3 years)
Irvine, California, United States

Bluon Solutions
Board Member
2019 - Present (4 years)
Irvine, California, United States

Flying Embers Hard Kombucha
Board Member
2017 - Present (6 years)
Ventura, California, United States

EV Connect
Board Member
2018 - Present (5 years)
Los Angeles, California, United States

Complete Solar
Board Member
2014 - Present (9 years)

Technology-enabled residential solar company

SYNOVA POWER
Board Member
2012 - Present (11 years)

Waste-to-energy project developer

Pegasus Solar
Board Member
2017 - 2022 (5 years)
San Francisco Bay Area

LumiGrow, Inc.
Board Member
2015 - 2021 (6 years)

LED lighting for indoor agriculture

OneEnergy Renewables
Board Member
2014 - 2019 (5 years)

Utility-scale solar project developer

CleanFund Commercial PACE Capital, Inc.
Board Observer
2014 - 2017 (3 years)

Provider of PACE (Property Assessed Clean Energy) financing for commercial properties

KeVita
Board Member
2011 - 2016 (5 years)

Sparkling probiotic beverages, kombuchas, and tonics

SynchroNet Marine, Inc.
Board Observer
2012 - 2015 (3 years)

Shipping logistics efficiency

iVeridis
Board Observer
2011 - 2015 (4 years)

B to B matching platform for sustainability goods and services

Zep Solar
Board Observer
2010 - 2013 (3 years)
San Rafael, CA

Solar mounting hardware technology

Aquillian Investments
Partner
2008 - 2010 (2 years)

Capital advisory firm focused on environmental sustainability, clean technology, and natural resources

Accessor Capital Management
Regional Director

2006 - 2008 (2 years)

Mutual fund company

Casa Barranca Winery
General Manager / Entrepreneur-in-Residence
2004 - 2006 (2 years)

Boutique organic winery on California's Central Coast

Sava Natural Foods
Founder and CEO
2000 - 2004 (4 years)

Gourmet, organic packaged food company based in Los Angeles, CA

Film Production
Free-lance Producer of Films, TV Commercials, and Music Videos
1993 - 2000 (7 years)

Music Video credits include: Alice in Chains, Cyndi Lauper, Creed, The B-52's, The Bee-Gee's, Motley Crue

TV Commercial credits include: Black and Decker, Maytag, Toys 'R' Us, Schweppes, Addidas

Film credits include: The Social Disease (1996 Slamdance Film Festival), Albino Alligator (1996 Miramax Films)

Education

University of Pennsylvania - The Wharton School
MBA · (2009 - 2011)

UCLA
BA, East Asian Studies, Business · (1987 - 1991)